Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, N.Y. 10174-4499

(212) 818-8800

(212) 818-8881	(212) 818-8610
email address
bross@graubard.com

October 24, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	LuxUrban Hotels Inc.
Registration Statement on Form S-1
Filed October 8, 2024
File No.: 333-282551

Ladies and Gentlemen:

On behalf of LuxUrban Hotels Inc. (“Company”), we respond as follows to the Staff’s comment letter, October 18, 2024, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in the amended Registration Statement, a copy of which has been marked with the changes from the original draft submission of the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Registration Statement on Form S-1

General

1.	We note your disclosure on page 4 that as of the date of this prospectus, you have issued or are required to issue to Greenle under the May 2024 waiver modification an aggregate of 20,828,324 additional shares of common stock. Please clarify the status of any shares you are required to issue to Greenle and have not yet issued and why these shares have not yet been issued. To the extent the issuance of such shares are subject to conditions please provide your analysis of why the offering of such shares should not be characterized as a primary offering. For guidance see Compliance and Disclosure Interpretations Securities Act Sections Question 139.11.

We revised the language on page 4 to make clear that the number of shares issued or issuable to Greenle is a fixed amount, already earned and issuable without further payment or consideration without any threshold or other event, and subject only to compliance with an existing 9.99 percent ownership blocker.

Securities and Exchange Commission

October 24, 2024

Risk Factors, page 8

2.	We note your disclosure that you will have a hearing with Nasdaq on or about October 15, 2024. Please update your disclosure to reflect the results of such hearing as applicable.

We have updated the Nasdaq hearing process to disclose latest status and history.

* * * * * * * * * *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Brian L. Ross
Brian L. Ross

cc:	Robert Arigo, CEO